FOR INMEDIATE RELEASE

STANDARDS ON OPERATIONS WITH RELATED PARTIES

(Santiago, CHILE, January 28, 2010) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

During the meeting held on January 27, 2010, the Board of Directors analyzed the standards on operations with related parties as applicable to open stock companies and their subsidiaries, contained in the new Title XVI of Law Nº 18,046, establishing the requirements and procedures to be complied in their performance.

Without prejudice of the above, final paragraph of Article 147 of such Law allows that certain operations with related parties may be carried out without the requirements and procedures established in numbers 1) to 7) of such article, with the prior authorization by the Board, among them those described in letter b) of the said Law, that is, those included by the Board as a general customary policy, and that are ordinary with respect to the company’s purpose.

Due to the above and taking into account that there are civil, commercial and financial operations that must be ordinarily and permanently carried out by the Management for the normal development of the Company’s activities and purpose, the Board unanimously determined the following customarily policy and, as a consequence, authorized Management to enter into the following operations that are ordinary with regard to the Company’s activities and purpose:

1. Ordinary and customary operations with some Related Parties. For these purposes, customary shall be all the acts and agreements inherent to the ordinary and permanent management of the Company, either of civil or commercial nature, which Madeco S.A. must enter into for the normal development of its businesses and company’s purpose, entered into with the parent company, Quiñenco S.A. and its subsidiaries; with companies of the entrepreneurial group to which Madeco S.A. belongs, and subsidiaries in which the Company has, either directly or indirectly, an interest lower than 95%, such as Alusa S.A. and its subsidiaries. Especially included in the operations that Management is allowed to carry out with such entities are the purchase and sale agreements of any kind of assets, either real estate or movable assets, either tangible or intangible; service rendering agreements; commercial current accounts; consultancy; loans for consumption; expense reimbursement; lease and sub-rental agreements of work spaces, warehouses, industrial facilities and all kind of real estate and movable assets, as well as receiving the profits yielded by such activities.

2. Operations with Banco de Chile, Banchile Corredores de Bolsa S.A. and their subsidiaries. Also, the operations carried out by the Company with Banco de Chile and Banchile Corredores de Bolsa S.A. and their corresponding subsidiaries, within the ordinary course of the activities carried out by such entities with their clients, which are aimed at the daily or permanent financial management and optimization of the Company’s cash flows and resources, shall be considered customary. Within this category are especially included collection fees; accounts payment; foreign exchange and trade operations; loans for consumption; short term loans without a collateral; promissory notes and discount letters; placements; term deposits or pacts; funds transfer; letters of credit issuance; guarantee letters issuance; derivative agreements; Money Brokerage operations; securities Brokerage operations; payment of customs duties; local or foreign currency current account agreements; credit lines or overdraw accounts; corporate credit cards retention; securities custody and financial consultants’ retention.

All the operations described in numbers 1 and 2 above must be in the Company’s interest and must be agreed upon at arm’s length terms and conditions at the time of execution, and comply with the conditions, requirements and procedures established by the Company for each case.

This policy shall be available for Shareholders at the Company’s office of San Francisco Nº4760, San Miguel district and the website www.madeco.cl.

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For further information contact:

Jose Luis Valdes M.

Head of Investor Relations

Tel.  : (56 2) 520-1388

Fax   : (56 2) 520-1545

E-mail   : ir@madeco.cl

Web Site   : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in Company’s strategy, or in capital spending, or reflect the occurrence of unanticipated events.